                                  EXHIBIT 11

                          THE STRIDE RITE CORPORATION
                      CALCULATION OF NET INCOME PER SHARE
               FOR THE FIVE FISCAL YEARS ENDED DECEMBER 2, 1994


                    Nov. 30,     Nov. 29,     Nov. 27,     Dec. 3,    Dec. 2,
                     1990         1991          1992        1993       1994
                    --------     --------     --------     -------    -------
Calculation of
 shares:

Weighted average
number of common
shares
outstanding       52,172,580   51,086,310   51,259,960   50,619,238   49,811,244

Common shares
attributable to
assumed exercise
of dilutive stock
options and stock
purchase rights
using the treasury
stock method         491,326      570,562      295,717      192,251       92,964
                 -----------  -----------  -----------  -----------   ----------

Average common
shares and common
equivalent shares
outstanding       52,663,906   51,656,872   51,555,677   50,811,489   49,904,208
                 ===========  ===========  ===========  ===========   ==========

Net income
available for
common stock     $55,541,000  $65,960,000  $61,506,000* $58,291,000**$19,798,000
                 ===========  ===========  ===========  ===========  ===========


Primary and
fully diluted
net income
per share             $1.05        $1.28        $1.19*       $1.15**       $.40
                      =====        =====        =====        =====         ====

* Net income and net income per common share in 1992 included nonrecurring charges of $18,319,000 (an after-tax charge of $11,087,000 or $.22 per share).

** Net income and net income per common share in 1993 included nonrecurring charges of $7,200,000 (an after-tax charge of $4,274,000 or $.08 per share). Net income and net income per common share in 1993 were also reduced by the cumulative effect of change in accounting principle related to income taxes, which amounted to $2,034,000 or $.04 per share, respectively.